EXHIBIT 14.01
INSIGNIA SOLUTIONS PLC
CODE OF ETHICS
     This Code of Ethics (the “Code”) has been adopted by the Board of Directors of Insignia Solutions plc (the “Company”). Pursuant to the Sarbanes-Oxley Act of 2002, and the rules of the Securities and Exchange Commission (“SEC”) and the Nasdaq Stock Market, this Code contains standards for the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, compliance with applicable laws, and accurate and timely public disclosure. It is applicable to all employees, officer and directors of the Company.
     This Code does not summarize all laws, rules, regulations, and Company policies which may be applicable to the Company and its employees, officers and directors.
     The Company has designated Mark McMillan, Chief Executive Officer, as Compliance Officer, to administer this Code. You may, at your discretion, make any report or complaint provided for in this Code to the Compliance Officer. The Compliance Officer will refer complaints submitted, as appropriate, to the Board of Directors or an appropriate Committee of the Board.
1.	Conflicts Of Interest
     While it is not possible to identify every activity that might give rise to a conflict of interest, a conflict of interest may exist whenever a relationship of an employee, officer or director, or one of their family members, is inconsistent with the Company’s best interests or could cause a conflict with job responsibilities.
     Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with your immediate supervisor or the Compliance Officer. If you become aware of a conflict or potential conflict, you should bring it to the attention of your immediate supervisor or the Compliance Officer.
2.	Compliance With Applicable Laws
     All employees, officers and directors of the Company should comply with all governmental laws, rules and regulations applicable to the Company.
3.	Public Company Reporting
     As a public company, it is of critical importance that the Company’s filings with the SEC, and other public communications, contain full, fair, accurate, timely and understandable disclosure. Depending on their respective positions with the Company, employees, officers or directors may be called upon to provide information necessary to assure that the Company’s public reports are complete, fair and understandable. The Company expects employees, officers and directors to take this responsibility seriously and to provide prompt and accurate answers to inquiries related to the Company’s public disclosure requirements.
4.	Reporting Any Illegal Or Unethical Behavior
     Employees are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and, when in doubt, about the best course of action in a particular situation. Anyone who believes that a violation of this Code or other illegal or unethical conduct by any employee, officers or director has occurred or may occur should promptly contact a supervisor, a corporate officer, or the Compliance Officer.

     Alternatively, any employee of the company may submit, on a confidential and anonymous basis if the employee so desires, directly to the Audit Committee any concerns regarding financial statement disclosures, accounting, internal accounting controls, auditing matters or violations of the Code of Ethics. To make a confidential and anonymous submission directly to the Audit Committee, an employee should send a written summary of his or her concern in a sealed envelope to the following address: Insignia Solutions plc, Attention: Audit Committee Matters, 51 East Campbell Avenue, Suite 130, Campbell, CA 95008 and with the following caption on the envelope: “To be opened by the Audit Committee only.” The compliance officer will forward any such envelopes received by the company promptly and unopened to the chairman of the Audit Committee. If an employee would like to discuss any matter with the Audit Committee, the employee should indicate this in the written submission and include a telephone number or other means by which he or she can be reached, should the Audit Committee determine that such communication is appropriate.
     Any such reports may be made confidentially or anonymously. Confidentiality will be protected, subject to applicable law, regulation or legal proceedings, as well as to applicable Company policy.
5.	No Retaliation
     The Company will not permit retaliation of any kind by or on behalf of the Company and its employees, officers and directors against good faith reports or complaints of violations of this Code or other illegal or unethical conduct.
6.	Amendment, Modification And Waiver
     Any request for a waiver of any provision of this Code must be in writing and addressed to the Compliance Officer. If you are a director or executive officer of the Company, the request may be addressed directly to the Chairman of the Audit Committee.
     With regard to executive officers and directors, the Board will have the sole and absolute discretionary authority, acting upon such recommendations as may be made by the Audit Committee, to approve any waiver from this Code. Any waiver of the Code with respect to executive officers and directors will be promptly publicly disclosed to shareholders by a method selected by the Board of Directors in conformity with applicable SEC and Nasdaq rules.
     This Code may be amended, modified or waived by the Board of Directors, subject to disclosure requirements and other applicable SEC and Nasdaq rules.
7.	Accountability
     You will be held accountable for your adherence to this Code. If you are an employee, your failure to observe the terms of this Code may result in disciplinary action, up to and including immediate termination of employment.

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